                                                                     EXHIBIT 2.1

                                                               EXECUTION VERSION
                                                               -----------------

                           STOCK PURCHASE AGREEMENT

                                    BETWEEN

                            JOHNSON CONTROLS, INC.
                                    "Buyer"

                                      AND

                           CUSTOMTRACKS CORPORATION
                                   "Seller"



                               NOVEMBER 9, 1998

                               TABLE OF CONTENTS


                                                                  Page
                                                                  ----

ARTICLE I  Definitions..........................................   2

     1.01  Definitions..........................................   2
     1.02  Interpretation.......................................   6

ARTICLE II  PURCHASE AND SALE OF SHARES.........................   6

     2.01  Stock Purchase.......................................   6
     2.02  Consideration for Purchase of Shares.................   6
     2.03  Time and Place of the Closing........................   7
     2.04  Procedure at Closing.................................   7
     2.05  Closing Balance Sheet................................   7

ARTICLE III  CONDITIONS TO CLOSING..............................   9

     3.01  Conditions to Buyer's Obligations....................   9
     3.02  Conditions to Seller's Obligations...................   12

ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF THE SELLER........   14

     4.01  Corporate Organization...............................   14
     4.02  Capitalization.......................................   14
     4.03  Equity Investments...................................   15
     4.04  Authorization; No Violation..........................   15
     4.05  Financial Statements.................................   16
     4.06  Absence of Certain Changes...........................   16
     4.07  Title to and Condition of Properties and Assets......   17
     4.08  Real Property........................................   18
     4.09  Tax Matters..........................................   18
     4.10  Permits..............................................   21
     4.11  Personal Property....................................   22
     4.12  Personal Property Leases.............................   22
     4.13  Intellectual Property................................   22
     4.14  Accounts Receivable; Inventories.....................   24
     4.15  Employees............................................   24
     4.16  Employee Relations...................................   25
     4.17  Employee Benefit Plans...............................   25
     4.18  Contracts............................................   28
     4.19  Status of Contracts..................................   29
     4.20  No Violation, Litigation or Regulatory Action........   30

     4.21  Insurance............................................   31
     4.22  Product Liability Claims; Product Warranties.........   32
     4.23  Environmental Protection.............................   32
     4.24  Customers and Suppliers..............................   34
     4.25  Books and Records....................................   34
     4.26  Depositaries; Powers of Attorney.....................   34
     4.27  Ownership and Transfer of Shares.....................   35
     4.28  Year 2000 Compliance.................................   35

ARTICLE V  Representations and Warranties of Buyer..............   35

     5.01  Corporation Organization.............................   35
     5.02  Authorization; No Violation..........................   35
     5.03  Sufficient Funds.....................................   36
     5.04  Inspection...........................................   36

ARTICLE VI  COVENANTS...........................................   37

     6.01  Access, Information and Documents....................   37
     6.02  Preserve Accuracy of Representations and Warranties..   37
     6.03  Further Action.......................................   37
     6.04  Operations Prior to the Closing Date.................   38
     6.05  No Public Announcement...............................   38
     6.06  Exclusivity..........................................   38
     6.07  Confidentiality......................................   39
     6.08  Tax Matters; 338(h)(10) Election; German NOL.........   40
     6.09  Transfers and Equity Contributions...................   42
     6.10  Release of Guarantees................................   42
     6.11  Employee Benefit Transition Matters..................   43
     6.12  Supplements to Schedules.............................   44
     6.13  Allocation of Purchase Price.........................   45
     6.14  Metric Purchase Agreement............................   45
     6.15  Cardkey UK Audit.....................................   45

ARTICLE VII  Termination; Specific Performance..................   45

     7.01  Termination by Mutual Consent........................   45
     7.02  Termination by Buyer.................................   45
     7.03  Termination by the Seller............................   46
     7.04  Effect of Termination................................   46
     7.05  Specific Performance.................................   46

ARTICLE VIII  INDEMNIFICATION...................................   47

     8.01  Indemnification by Seller............................   47

     8.02  Indemnification by Buyer.............................   48
     8.03  Limitations on Indemnification.......................   48
     8.04  Consequential Damages: Mitigation....................   49
     8.05  Exclusive Remedy.....................................   50
     8.06  Indemnity Payments...................................   50
     8.07  Notice and Resolutions of Claims.....................   50
     8.08  Other Indemnities....................................   51

ARTICLE IX  MISCELLANEOUS SURVIVAL; INDEMNIFICATION.............   51

     9.01  Expenses.............................................   51
     9.02  Governing Law........................................   51
     9.03  Binding Arbitration..................................   52
     9.04  Notices..............................................   53
     9.05  Successors and Assigns; Benefit......................   55
     9.06  Entire Agreement; Amendments; Waiver.................   55
     9.07  Consents; Waivers....................................   55
     9.08  Partial Invalidity...................................   55
     9.09  Finder's Fee.........................................   56
     9.10  Competitive Activities...............................   56
     9.11  Knowledge............................................   58
     9.12  No Third-Party Beneficiary...........................   58
     9.13  Execution in Counterparts............................   58

 EXHIBITS:

 A  -  Form of Legal Opinion of Seller's Counsel
 B  -  Form of Legal Opinion of Buyer's Counsel


 SCHEDULES:

 Schedule 2.05    - Closing Balance Sheet Inclusions/Exclusions
 Schedule 3.01(d) - Seller's Material Consents, Authorizations and Approvals
 Schedule 3.02(d) - Buyer's Material Consents, Authorizations and Approvals
 Schedule 4.02    - Capitalization
 Schedule 4.03    - Equity Investments
 Schedule 4.04    - Authorizations; No Violation
 Schedule 4.05    - Financial Statements
 Schedule 4.08    - Real Property Leases
 Schedule 4.09(a) - Tax Matters
 Schedule 4.09(f) - Income and Sales Tax Jurisdictions
 Schedule 4.09(g) - Examined Taxable Years and Pending Assessments
 Schedule 4.09(i) - Prior Taxable Income
 Schedule 4.10    - Material Permits
 Schedule 4.11    - Material Personal Property - Fixed Assets
 Schedule 4.12    - Material Personal Property Leases
 Schedule 4.13    - Intellectual Property
 Schedule 4.14    - Accounts Receivable; Inventories
 Schedule 4.15    - Employees
 Schedule 4.17(a) - Employee Benefit Plans
 Schedule 4.17(b) - ERISA Benefit Plans
 Schedule 4.18    - Material Contracts
 Schedule 4.19    - Consents, Approvals and Potential Breaches Under Material
                    Contracts
 Schedule 4.20    - Violation, Litigation or Regulatory Action
 Schedule 4.21(a) - Insurance Policies
 Schedule 4.21(b) - Worker's Compensation Claims
 Schedule 4.22    - Product Liability Claims and Warranties
 Schedule 4.24    - Customers and Suppliers
 Schedule 4.26    - Depositories; Powers of Attorney
 Schedule 4.28    - Year 2000 Compliance
 Schedule 5.02    - Buyer's Consents, Authorizations and Approvals
 Schedule 6.10    - Guarantees
 Schedule 6.11(b) - Former and Inactive Employees
 Schedule 6.13    - Allocation of Purchase Price
 Schedule 8.01    - Indemnity Matters
 Schedule 9.11    - Certain Officers of Seller and Cardkey

                           STOCK PURCHASE AGREEMENT

     THIS AGREEMENT is entered into as of this 9th day of November, 1998, between Johnson Controls, Inc., a corporation organized under the laws of Wisconsin ("Buyer"), and CustomTracks Corporation, a corporation organized under the laws of Texas ("Seller").

     WHEREAS, Cardkey Systems, Inc., a corporation organized under the laws of Delaware ("Cardkey US"), Cardkey Sicherheitssysteme GmbH, a corporation organized under the laws of Germany and a wholly-owned subsidiary of Cardkey US ("Cardkey Germany"), Cardkey Systems Sdn. Bhd., a corporation organized under the laws of Malaysia and a wholly-owned subsidiary of Cardkey US ("Cardkey Malaysia"), Cardkey European Holdings Limited, a corporation organized under the laws of the United Kingdom, including its subsidiaries and its branch office in Benelux ("Cardkey UK"), and Cardkey Systems Pacific Pty. Limited, a corporation organized under the laws of Australia ("Cardkey Australia"), are individually and collectively referred to herein as "Cardkey";

     WHEREAS, Cardkey is engaged in the business of the supply, installation, service and support of products, software and systems for electronic security and access control (the "Business").

     WHEREAS, upon the terms and subject to the conditions set forth herein, Buyer desires to purchase from Seller and Seller desires to sell to Buyer all of the issued and outstanding capital stock of each of Cardkey US, Cardkey UK and Cardkey Australia owned by Seller;

     NOW, THEREFORE, the parties hereto agree as follows:


                                   ARTICLE I
                                  DEFINITIONS

     SECTION 1.01 DEFINITIONS. The following terms have the following meanings:

     "Affiliate" means, with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. For purposes of this Agreement, the term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities, by contract or otherwise.

     "Balance Sheet" means the consolidated unaudited balance sheet of Cardkey as of July 31, 1998.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Contamination" means any presence or Release of any Hazardous Material existing or occurring in whole or in part on or before the Closing Date, at, in, on, onto, into, from, under or about the Facilities.

     "Encumbrance" means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restriction or limitation on title of any kind.

     "Environmental Laws" means any federal, state or local law, ordinance, rule, regulation, permit, license, or any other binding determination of any Governmental Body in effect on the date hereof and imposing liability for or standards concerning environmental matters, including, but not limited to, (i) the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. (S)(S) 9601 et seq.); (ii) the Solid Waste Disposal Act, as amended by the Resource Conversation and Recovery Act (42 U.S.C. (S)(S) 6901 et seq.); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. (S)(S) 11001 et seq.); (iv) the Clean Air Act (42 U.S.C. (S)(S) 7401 et seq.); (v) the Clean Water Act (33 U.S.C. (S)(S) 1251 et seq.); (vi) the Toxic Substance Control Act (15 U.S.C. (S)(S) 2601 et seq.); (vii) the Hazardous Materials Transportation Act (49 U.S.C. (S)(S) 1801 et seq.); (viii) the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. (S)(S) 136 et seq.); (ix) the Safe Drinking Water Act (42 U.S.C. (S)(S) 300f et seq.); (x) any state, municipal or local statutes, laws or ordinances similar or analogous to the federal statutes listed in the foregoing clauses (i) through (ix); (xi) any amendments to the statutes, laws or ordinances listed in the foregoing clauses
(i) through (x), regardless of whether in existence on the date hereof; and
(xii) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in the foregoing clauses (i) through (xi).

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" means (i) any corporation which at, or at any time before, the Closing Date (as defined in Section 2.03) is or was a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as Cardkey; (ii) any partnership, trade or business which at, or at any time before, the Closing Date is or was under common control (within the meaning of Section 414(c) of the Code) with Cardkey; and (iii) any entity, which at, or at any time before, the Closing Date is or was a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as Cardkey, any corporation described in clause (i) or any partnership, trade or business described in clause (ii).

     "Expenses" means any and all out-of-pocket expenses reasonably incurred in connection with investigating, preparing, defending, bringing or prosecuting any claim, action, suit or proceeding (including court filing fees, court costs, arbitration fees or costs, witness fees and fees and disbursements of legal counsel, investigators, expert witnesses, accountants, consultants and other professionals) or by any other Person.

     "Facility" means any real or personal property, plant, building, structure, underground storage tank or unit (including soil, surface water and ground water) owned, leased or operated prior to the Closing by Cardkey.

     "Governmental Body" means any court, government (federal, state, local or foreign), department, commission, board, agency, bureau, official or other regulatory, administrative or governmental authority.

     "Hazardous Materials" means any chemical, substance, waste, material, equipment or fixture defined as or deemed hazardous, toxic, a pollutant, a contaminant, or otherwise regulated under any Environmental Law, including, but not limited to, petroleum and petroleum products, waste oil, halogenated and non-halogenated solvents, PCBs, and asbestos.

     "Legal Requirement" means any law, statute, rule, regulation, license, franchise, Permit, judgment, decree, Order, ordinance, variance, directive, code or requirement of any Governmental Body.

     "Liabilities" means any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility of any nature whatsoever, whether fixed or unfixed, known or unknown, asserted or unasserted, choate or inchoate, matured or unmatured, liquidated or unliquidated, absolute or contingent, secured or unsecured.

     "Losses" means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges, but shall not include Expenses.

     "Order" means any order, writ, injunction, ruling, judgment, stipulation or decree by or with any Governmental Body.

     "Permitted Encumbrance" means (i) liens for current real or personal property taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established, (ii) worker's, carrier's and materialman's liens arising in the ordinary course of business, (iii) Encumbrances that are individually and in the aggregate, immaterial in character, amount and extent, and which do not detract from the value or interfere with the present or proposed use of the properties they affect or otherwise interfere with the operations of the entity that owns, leases or uses any of the properties affected thereby, (iv) retention of title agreements with suppliers entered into in the ordinary course of business, (v) the rights of others to customer deposits, (vi) Encumbrances securing any liabilities disclosed on the Closing Balance Sheet (as defined in Section 2.05),
(vii) Encumbrances incurred in the ordinary course of business under leases or securing purchase money indebtedness, and (viii) entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over any property that are not violated by the current use and operation of such property.

     "Person" means and includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization and any Governmental Body or other agency or authority.

     "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment or into or out of any Facility, including the movement of Hazardous Material through or in the air, soil, surface water or groundwater.

     "Remedial Action" means any and all clean-up, removal, or abatement or remedial action relating to Contamination located on, in, at, under, or about the Facilities, whether voluntary or required by a Governmental Body.

     "Shares" means, collectively, (a) all of the issued and outstanding capital stock of Cardkey US, (b) all of the issued and outstanding capital stock of Cardkey UK, and (c) all of the issued and outstanding capital stock of Cardkey Australia.

     "WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988.

     SECTION 1.02 INTERPRETATION. Article and Section titles are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning of this Agreement. The Schedules and Exhibits shall be construed with and as an integral part of this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, and any other gender, as the context requires.

                                  ARTICLE II
                          PURCHASE AND SALE OF SHARES

     SECTION 2.01 STOCK PURCHASE. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth herein, Seller agrees to and will sell, transfer, assign and deliver to Buyer on the Closing Date, free and clear of all Encumbrances (other than any Encumbrances related to the one ordinary share of Cardkey Australia which represents a "director's qualifying share" (the "Australian Director's Share")), and Buyer agrees to and will purchase and accept from Seller, all of the Shares (the "Stock Purchase").

     SECTION 2.02 CONSIDERATION FOR PURCHASE OF SHARES. In consideration for the transfer, sale and delivery to Buyer of all of the issued and outstanding Shares, Buyer will pay to Seller an amount equal to the sum (such sum being referred to herein as the "Purchase Price") of $41,000,000 (as may be adjusted after the Closing Date pursuant to Section 2.05) plus the amount of all cash and cash equivalents of Cardkey on hand and in financial institutions as of the Closing (the "Cash Balances").

     SECTION 2.03 TIME AND PLACE OF THE CLOSING. The closing of the Stock Purchase (the "Closing") shall take place at the offices of Hughes & Luce, L.L.P. located at 1717 Main Street, Suite 2800, Dallas, Texas 75201 on December 4, 1998, or such earlier or later day as is the second business day after all conditions set forth in Article III shall have been satisfied or, where permissible, waived or on such other date as is mutually agreed by Buyer and Seller (the date and time on which the closing actually occurs is the "Closing Date").

     SECTION 2.04 PROCEDURE AT CLOSING. On the Closing Date, the parties agree to take the following steps listed below (provided, however, that upon their completion, all such steps shall be deemed to have occurred simultaneously):

               (a) Seller shall deliver to Buyer the closing documents specified in Section 3.01(g).

               (b) Buyer shall deliver to Seller the closing documents specified in Section 3.02(g).

               (c) Seller shall deliver to Buyer certificates in valid form representing the Shares duly endorsed by Seller in blank or accompanied by duly executed stock powers.

               (d) Buyer shall pay to Seller $41,000,000 of the Purchase Price by wire transfer of immediately available funds to such account at such bank as is designated to Buyer at least three (3) business days prior to the Closing Date by Seller.

     SECTION 2.05  CLOSING BALANCE SHEET.

               (a) Within forty-five (45) days following the effective date of the Closing for accounting purposes, which will be mutually agreed upon by Buyer and Seller (the "Effective Date"), Seller, with the assistance and cooperation of Cardkey, shall furnish

     Buyer with an unaudited balance sheet for Cardkey as of the Effective Date fairly stated in all respects and determined in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a basis consistent with the preparation of the Balance Sheet (the "Closing Balance Sheet"); provided, however, the Closing Balance Sheet shall include or exclude, as the case may be, the items detailed on Schedule 2.05. The Closing Balance Sheet shall be stated in U.S. Dollars and all account balances denominated in foreign currencies shall be translated into U.S. Dollars using the currency exchange rates in effect on the Effective Date, as published in the Wall Street Journal on the first business day following the Effective Date. The Closing Balance Sheet shall be accompanied by such other financial information and methods of calculation as may be reasonably necessary for Buyer to evaluate the accuracy thereof. Buyer shall have a period of ten (10) days after receipt of the Closing Balance Sheet to notify Seller of its election to accept or reject (and in the case of a rejection, there shall be included in such notice the reasons for such rejection in reasonable detail) the Closing Balance Sheet. In the event no notice is received by Seller during such ten (10) day period, the Closing Balance Sheet shall be deemed accepted by Buyer and final and binding on the parties hereto.

               (b) In the event Buyer shall timely reject the Closing Balance Sheet, Buyer and Seller shall promptly attempt to make a joint determination of the Closing Balance Sheet and such determination and any required adjustments resulting therefrom shall be final and binding on the parties hereto. In the event Seller and Buyer shall be unable to agree upon the determination of the Closing Balance Sheet as herein provided within ninety (90) days from the Effective Date, such determination shall promptly be made by one of the five largest national accounting firms, which accounting firm shall be jointly selected by the parties, or if the parties are unable to agree upon an accounting firm, selected by lot (the "Independent Firm"), and such determination by the Independent Firm and any required adjustments resulting therefrom shall be final and binding on all the parties hereto. The Independent Firm will allocate its costs and expenses in reviewing the issues in dispute to Seller and Buyer based on the percentage determined by dividing (A) that portion of the contested amount not awarded to such party, by (B) the amount actually contested by the parties. For example, if Buyer claims that the assets set forth on the Closing Balance Sheet should be $1,000 lower, and Seller contests only $500 of the amount claimed by Buyer, and if the dispute is ultimately resolved by lowering the assets by $800 ($300 lower than the contested amount), the costs and expenses of the Independent Firm will be allocated 60% (i.e., 300 divided by 500) to Seller and 40% (i.e., 200 divided by 500) to Buyer.

               (c) If the amount of the assets (excluding cash, cash equivalents and intangible assets) less the liabilities on the Closing Balance Sheet shall exceed $11,761,000, the amount of such excess, as finally determined in accordance with the provisions of this Section 2.05, shall be payable by Buyer to Seller as an adjustment to the Purchase Price. If the amount of the assets (excluding cash, cash equivalents and intangible assets) less the liabilities on the Closing Balance Sheet shall be less than $11,761,000, the amount of such difference, as finally determined in accordance with this Section 2.05, shall be payable by Seller to Buyer as an adjustment to the Purchase Price. Any such amounts due as determined under this clause (c) is herein referred to as the "Purchase Price Adjustment Amount."

               (d) The Purchase Price Adjustment Amount, if any, and the Cash Balances shall accrue interest at the rate of six percent (6%) per annum from the Closing Date until the date of payment. Payment of the Purchase Price Adjustment Amount, the Cash Balances and accrued interest thereon shall be made in immediately available funds within five (5) business days of the final determination of the Closing Balance Sheet under this Section 2.05.

                                  ARTICLE III
                             CONDITIONS TO CLOSING

     SECTION 3.01 CONDITIONS TO BUYER'S OBLIGATIONS. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the conditions set forth in this Section 3.01 on or before the Closing Date. Buyer may expressly waive any or all of such conditions, in whole or in part, without prior notice.

               (a) the Board of Directors of Buyer shall approve this Agreement, the Stock Purchase and the other transactions contemplated hereby;

               (b) the representations and warranties of Seller set forth in
     Article IV shall be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties;

               (c) Seller shall have performed in all material respects all of the covenants and agreements required to be performed by Seller under this Agreement prior to the Closing Date;

               (d) all filings, authorizations, consents, approvals or other actions listed in Schedule 3.01(d) hereto shall have been filed, obtained or taken, as the case may be;

               (e) there shall have been no material adverse change in the condition, results of operations, business, properties, assets, profits, or liabilities of Cardkey taken as a whole (referred to herein as a "Material Adverse Effect") from that reflected or disclosed in the Balance Sheet or the Schedules or Exhibits to this Agreement;

               (f) no Legal Requirement (including, without limitation, any temporary, preliminary or permanent order) shall have been enacted, issued, promulgated, enforced or entered by any Governmental Body of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by this Agreement;

              (g) on the Closing Date, Seller shall have delivered to Buyer the following:

                  (i) a certificate dated the Closing Date executed on behalf of Seller by a duly authorized officer stating that the preconditions set forth in Sections 3.02(a), 3.01(b), 3.01(c), 3.01(e) and 3.01(f) have been satisfied;

                  (ii) good standing certificates for Seller and Cardkey US from the State of Texas and the State of Delaware, respectively;

                  (iii) copies of all third party and governmental consents, filings, authorizations or approvals listed in Schedule 3.01(d);

                  (iv) signed resignations, effective as of the Closing Date, of such officers, directors and trustees of employee benefit plans of Cardkey as may be specified by Buyer in writing prior to the date of this Agreement;

                  (v) the opinion of Seller's counsel, dated the Closing Date and in substantially the form of Exhibit A;

                  (vi) evidence reasonably satisfactory to Buyer that all inter-company payables or receivables or other inter-company obligations between Cardkey and Seller have been paid, contributed to equity or otherwise settled prior to the Closing;

                  (vii) evidence reasonably satisfactory to Buyer that Seller has transferred to Cardkey the Transferred Assets (as defined in Section 6.09) in accordance with Section 6.09; and

                  (viii) such other documents as Buyer may reasonably request in connection with the transactions contemplated by this Agreement.

     SECTION 3.02 CONDITIONS TO SELLER'S OBLIGATIONS. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions on or before the Closing Date, any or all of which may be expressly waived, in whole or in part, without prior notice by Seller:

               (a) the Board of Directors of Seller shall approve this Agreement, the Stock Purchase and the other transactions contemplated hereby;

               (b) the representations and warranties of Buyer set forth in
     Article V shall be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties;

               (c) Buyer shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement prior to the Closing Date;

               (d) all filings, authorizations, consents, approvals or other actions listed in Schedule 3.02(d) shall have been filed, obtained or taken, as the case may be;

               (e) no Legal Requirement (including without limitation any temporary, preliminary or permanent Order) shall have been enacted, issued, promulgated, enforced or entered by any Governmental Body of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by this Agreement;

               (f) no offer or proposal for a Competing Transaction (as defined in Section 6.06) shall be outstanding;

             (g) on the Closing Date, Buyer shall have delivered to Seller the following:

                 (i) a certificate dated the Closing Date executed on behalf of Buyer by a duly authorized officer stating that the preconditions specified in Sections 3.01(a), 3.02(b), 3.02(c) and 3.02(e) have been satisfied;

                 (ii) evidence that the German Federal Cartel Office has approved the purchase and sale of Cardkey Germany;

                 (iii) evidence reasonably satisfactory to Seller that effective on the Closing, the credit of Buyer has been or will be substituted for the credit of Seller on the Guarantees (as defined in Section 6.10); provided, that if Buyer is unable to obtain such evidence with respect to any such Guarantee, Buyer agrees to indemnify and hold harmless the Seller Parties (as defined in Section 8.01) with respect to any obligations arising under any such Guarantee subsequent to the Closing Date;

                 (iv) the opinion of Buyer's counsel, dated the Closing Date and in substantially the form of Exhibit B;

                 (v) the $41,000,000 of the Purchase Price to be paid at Closing; and

                 (vi) such other documents as Seller may reasonably request in connection with the transactions contemplated by this Agreement.

                                  ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE SELLER


     Seller represents and warrants to Buyer as follows:

     SECTION 4.01 CORPORATE ORGANIZATION. Cardkey is comprised of the following corporations, duly organized, validly existing and in good standing under the laws of the respective jurisdictions: (a) Cardkey European Holdings Limited, a corporation organized under the laws of the United Kingdom, (b) Cardkey Systems Pacific Pty. Limited, a corporation organized under the laws of Australia, (c) Cardkey Systems, Inc., a corporation organized under the laws of Delaware, (d) Cardkey Sicherheitssysteme GmbH, a corporation organized under the laws of Germany, and (e) Cardkey Systems Sdn. Bhd., a corporation organized under the laws of Malaysia. Cardkey has, and at all times has had, full corporate power and authority to own its properties and to conduct its business. Cardkey is duly qualified as a foreign corporation and authorized to do business in all jurisdictions in which the failure to be so qualified would have a Material Adverse Effect.

     SECTION 4.02  CAPITALIZATION.

               (a) Schedule 4.02 sets forth a description of the authorized capital stock of the entities comprising Cardkey and the Cardkey UK Subsidiaries (as defined in Section 4.03), the issued and outstanding capital stock of the entities comprising Cardkey and the Cardkey UK Subsidiaries and the record and beneficial owners of all such issued and outstanding capital stock. All of the Shares have been duly authorized and validly issued and are fully-paid and nonassessable, and none of them was issued in violation of any preemptive or other right or Legal Requirement.

               (b) Except for this Agreement and the Australian Director's Share, there are no agreements, arrangements, options, warrants, puts, calls, rights or commitments of any character relating to the issuance, sale, purchase, redemption, registration, voting or transfer of any shares of capital stock or other securities of the entities comprising Cardkey or the Cardkey UK Subsidiaries.

     SECTION 4.03 EQUITY INVESTMENTS. Except as set forth on Schedule 4.03 and for Cardkey UK's ownership of all of the issued and outstanding capital stock of each of Cardkey Systems Limited, a corporation organized under the laws of the United Kingdom ("Cardkey Systems UK"), and Cotag International Limited, a corporation organized under the laws of the United Kingdom ("Cotag UK", and collectively with Cardkey Systems UK, the "Cardkey UK Subsidiaries"), Cardkey neither owns, beneficially or of record, nor is obligated to acquire, directly or indirectly, voting securities or other equity interests in any corporation, partnership, joint venture, association or other business organization. Except as set forth on Schedule 4.03 and for Cardkey UK's ownership of all the issued and outstanding capital stock of the Cardkey UK Subsidiaries, Cardkey does not, directly or indirectly, control any corporation, partnership, joint venture, association or other business organization. Cotag UK is an inactive corporation with no assets or liabilities and is in the process of being dissolved. Cardkey Systems UK is an inactive corporation with no assets or liabilities other than three leasehold interests that are utilized by Cardkey UK.

     SECTION 4.04 AUTHORIZATION; NO VIOLATION. Seller has the sole right to sell the Shares and has full corporate power and corporate authority to execute, deliver and, subject to the conditions provided in this Agreement, perform this Agreement in accordance with its terms. The shares of Cardkey UK are sold with full title guarantee, and for this purpose the words "full title guarantee" shall be interpreted in accordance with the Laws of Property (Miscellaneous Provisions) Act 1994 (an English statute) save that the provisions of Sections 6(1) and 6(2) of that Act shall be deemed not to apply. This Agreement has been duly executed and delivered by Seller and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor's rights generally or by general equitable principles. Except as set forth on Schedule 4.04, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated herein will: (i) conflict with any of the terms or conditions of, or constitute a default under, (a) the Articles of Incorporation or By-laws or similar organizational documents of Seller or Cardkey or (b) any Legal Requirement affecting Cardkey or Seller, (ii) require the approval, consent or authorization of any Governmental Body, or (iii) result in the imposition of any Encumbrance on any of the properties or assets of Cardkey.

     SECTION 4.05 FINANCIAL STATEMENTS. Seller has delivered to Buyer complete copies of the following financial statements:

               (a) the consolidated unaudited balance sheets of Cardkey as of December 31, 1996 and December 31, 1997, and related consolidated unaudited statements of operations and cash flows for the fiscal years then ended; and

               (b) the consolidated unaudited balance sheet of Cardkey as of July 31, 1998 and related consolidated unaudited statement of operations for the seven (7) months then ended.

The financial statements listed in Sections 4.05(a) and (b) are attached as
Schedule 4.05 and are collectively referred to as the "Financial Statements." The Financial Statements are not accompanied by supplemental footnote information normally found in publicly-filed GAAP financial statements. The Financial Statements have been prepared in accordance with GAAP, consistently applied with prior periods and present fairly the financial position of Cardkey as of the respective dates of such balance sheets, and the results of the operations and cash flows of Cardkey for the respective periods then ended in all material respects, except as indicated therein.

     SECTION 4.06 ABSENCE OF CERTAIN CHANGES. Since the date of the Balance Sheet ("Balance Sheet Date") there has been no event or occurrence that has had a Material Adverse Effect. Since the Balance Sheet Date, Cardkey has conducted its business in all material respects only in the ordinary course and in conformity with past practice.

     SECTION 4.07  TITLE TO AND CONDITION OF PROPERTIES AND ASSETS.

               (a) Cardkey has good and marketable title to, or a valid and subsisting leasehold interest in, (i) all of the properties and assets on the Balance Sheet (except as thereafter sold or otherwise disposed of in accordance with the terms of this Agreement) or acquired after the Balance Sheet Date, (ii) all properties and assets which are subject to operating leases as defined in Financial Accounting Standards Board Statement No. 13 and which are not reflected in the Balance Sheet, and (iii) except for the Transferred Assets (as defined in Section 6.09), all other properties or assets owned or used by it in the conduct of its business, including, without limitation, the Wiegand machine owned by Cardkey but not reflected on the Balance Sheet, and in each case set forth in clauses (i), (ii) and
     (iii), subject to no Encumbrances, except Permitted Encumbrances.

               (b) The assets owned or leased by Cardkey (other than the Transferred Assets) constitute all the assets used in the conduct of its business.

               (c) All plants, structures, machinery, equipment, automobiles, trucks, tools and other properties and assets owned or leased by Cardkey are in reasonably good operating condition and repair (except for ordinary wear and tear and routine maintenance in the ordinary course of business) and usable in a manner consistent with their current use. All plants, structures, facilities, machinery, equipment, automobiles, trucks, tools and other properties and assets owned or leased by Cardkey conform in all material respects with, and Cardkey is in compliance in all material respects with, all applicable Legal Requirements with respect to the use, maintenance, condition and operation thereof, and no written notice of any violation of any such Legal Requirement has been received by Cardkey or Seller that has not been cured.

     SECTION 4.08  REAL PROPERTY.

          (a) Schedule 4.08 sets forth a complete and accurate list of all leases of real property and all options to lease such real property to which Cardkey is a party, as lessor, lessee or otherwise (the "Leases"). True and correct copies of the Leases, as amended, have been made available to Buyer, and each of the Leases is binding and in full force and effect, except as indicated on Schedule 4.08 or to the extent the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor's rights generally or by general equitable principles. To the knowledge of Seller, except as indicated in Schedule 4.08, there is no default by any party under any of such Leases, nor has any event occurred which, with notice or the passage of time, or both, would constitute a default under any of such Leases.

          (b) Except for the real property leased under the Leases (collectively, the "Real Property"), Cardkey does not own, have any interest in, or any right or obligation to acquire, any real property, or interest in real property. Cardkey has not owned any real property since August 1, 1995. Cardkey's operations on and use of all the Real Property conform in all material respects to applicable zoning regulations (including use and other restrictions and covenants on the use thereof) and all other applicable Legal Requirements. All material Permits required for Cardkey's operations on and use of the Real Property have been obtained and are in full force and effect.

     SECTION 4.09  TAX MATTERS.

          (a) All material Tax (as defined below) and material information returns, reports and declarations of every nature relating to Cardkey that are required to have been filed with any Governmental Body have been timely filed, are complete and accurate in all material respects and disclose all Taxes required to be paid for the periods covered thereby. All Taxes for which Cardkey is liable have been paid as required by law in a timely manner or, if not yet due and payable, have been properly accrued for. All Taxes that Cardkey is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or will be paid when due to the proper Governmental Body. No adjustments relating to such returns, reports and declarations have been proposed by any Governmental Body for which there has not been an accrual on the Balance Sheet. The accruals for current Taxes due by Cardkey on the Balance Sheet are sufficient for all unpaid Taxes, whether or not disputed, in respect of its business and operations for the period then ended and all prior periods.
     Schedule 4.09(a) sets forth the latest income tax return or return based on Cardkey's income that has been examined by the appropriate taxing authority or closed by applicable statute. Except as disclosed in Schedule 4.09(a), Cardkey has not been advised in writing or, to the knowledge of Seller, orally by any such Governmental Body, of any issue or question relating to any return, report or declaration that, if determined adversely to Cardkey, would result in the assertion of any deficiency for any Tax or interest or penalties in connection therewith. Except as disclosed in Schedule 4.09(a), Cardkey has neither (i) agreed to, or is bound by, any extension or waiver of the statute of limitations relating to the assessment or collection of any Tax, nor (ii) has incurred any Tax liability except in the ordinary course of business consistent with past practice or any material liabilities for interest or penalties with respect to the foregoing. There are no Tax liens on any assets of Cardkey, other than any liens for current Taxes which are not yet due and payable.

          (b) For the purposes of this Agreement, "Tax" or "Taxes" means all income, gross receipts, sales, use, employment, franchise, profits, property, excise, value added, transfer, or other taxes, estimated import duties, fees, stamp taxes and duties, assessments or charges of any kind whatsoever (whether payable directly or by withholding) imposed by any taxing authority, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto.

          (c) To Seller's knowledge, (i) neither Seller nor any of its Affiliates has made, with respect to any asset held by Cardkey, any consent under Section 341 of the Code, (ii) none of the assets of Cardkey is "tax exempt use property" within the meaning of Section

     168(h) of the Code, (iii) Cardkey is not a party to any lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, and (iv) (A) Cardkey is not required to make any adjustment pursuant to Section 481 of the Code (or any similar provision of other laws or regulations) by reason of a change in accounting method or otherwise, and (B) Cardkey does not have an application pending with any taxing authority requesting permission for any change in accounting method that relates to its business or operations.

          (d) Cardkey has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of, and payment of withheld, Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under state, local or foreign laws) and has, within the time and the manner prescribed by law, withheld from and paid over to the proper Governmental Bodies all amounts required to be so withheld and paid over under applicable laws.

          (e) Seller is not a "foreign person" within the meaning of Section 1445 of the Code.

          (f) Each of the jurisdictions in which Cardkey is required to file income and sales tax returns are listed on Schedule 4.09(f), and no taxing authority has notified Seller or Cardkey that Cardkey is required to file an income or sales tax return in a jurisdiction where it has not done so.

          (g) To Seller's knowledge, the tax returns of Cardkey have been examined by the Internal Revenue Service (or a similar authority under foreign law) for the taxable years indicated on Schedule 4.09(g). Any deficiencies resulting from such examinations have either been paid or adequately provided for. Except as set forth on Schedule 4.09(g) and for refund claims, no action, suit, proceeding, investigation, arbitration, audit, claim or assessment is presently pending or, to Seller's knowledge, has been proposed or threatened to be asserted or commenced by any taxing authority with regard to any Taxes for which Cardkey may be liable.

          (h) Except for Cardkey Australia, which was purchased by Seller from another tax group effective as of August 1, 1995, (i) Cardkey has not been a member of a consolidated, combined or unitary tax group (or corresponding provisions under foreign law) other than the group in which it currently is a member, and (ii) Cardkey is not a member of a Tax sharing or similar agreement and does not have any tax indemnity obligations.

          (i) Except as otherwise indicated on Schedule 4.09(i), Cardkey will not be required to include in a taxable period ending after the Closing Date any taxable income (whether earned by Cardkey or an Affiliate of Cardkey) attributable to income that accrued in a prior taxable period (or the portion of the taxable period that ends on the Closing Date that was before the Closing Date) but was not recognized in any prior taxable period as a result of the installment method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign law, or for any other reason, unless the relevant accrued income taxes will be adequately reflected on the Closing Balance Sheet.

          (j) Cardkey is not a real property holding company within the meaning of Section 897 of the Code.

     SECTION 4.10  PERMITS.

          (a) Cardkey owns or holds all material licenses, franchises, permits (including permits issued pursuant to any Environmental Laws), privileges, immunities, variances, approvals, registrations, easements, rights and other authorizations issued by any Governmental Body that are necessary to entitle it to own, lease, operate and use its assets and properties and to carry on and conduct its business substantially as currently conducted (collectively, "Permits"), free and clear of all Encumbrances, except Permitted Encumbrances. Schedule 4.10 sets forth a list of each such material Permit held by Cardkey as of the date of this Agreement, and a copy of each such Permit has been made available to Buyer.

          (b) Cardkey is in compliance in all material respects with each of the Permits listed on Schedule 4.10, and to Seller's knowledge, no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute, a breach or default under any such Permit. No written notice of cancellation, of default or of any dispute or inquiry concerning any Permit listed on
     Schedule 4.10, or of any event, condition or state of facts described in the preceding sentence, has been received by Seller or Cardkey.

     SECTION 4.11 PERSONAL PROPERTY. Schedule 4.11 contains lists dated on or about September 30, 1998 of all machinery, equipment, vehicles, furniture and other fixed assets owned by Cardkey having a book value of $5,000 or more.

     SECTION 4.12 PERSONAL PROPERTY LEASES. Schedule 4.12 contains a list of each lease or other agreement or right, whether written or oral, involving a term of more than 12 months and rental obligations exceeding $5,000 per year, under which Cardkey is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third party.

     SECTION 4.13  INTELLECTUAL PROPERTY.

          (a)  Schedule 4.13 contains a list of:

               (i) all United States and foreign patents and patent applications, all United States, state and foreign trademarks, service marks, trade names and copyrights for which registrations have been issued or applied for, and all other

          United States, state and foreign trademarks, service marks, trade names and copyrights owned by Cardkey or in which Cardkey holds any right, license or interest (collectively, the "Intellectual Property");

               (ii) all agreements, licenses, assignments and indemnities relating to any Intellectual Property to which Cardkey is a party;

               (iii) all licenses or agreements pertaining to mailing lists, know-how, trade secrets, inventions, disclosures or uses of ideas to which Cardkey is a party; and

               (iv) all registered, assumed or fictitious names under which Cardkey is conducting its business or has within the previous three
          (3) years conducted its business.

          (b) All patents listed in Schedule 4.13 as being owned by Cardkey are, except as indicated in Schedule 4.13, valid and in force and all of Cardkey's or Seller's patent applications listed therein are pending, all without challenge of any kind, and, except as otherwise disclosed in such Schedule, Cardkey owns the entire right, title and interest in and to such patents and patent applications free and clear of all Encumbrances, except Permitted Encumbrances. All of the registrations for trade names, trademarks, service marks and copyrights listed in Schedule 4.13 as being owned by Cardkey or Seller are, except as indicated in Schedule 4.13, valid and in force and all applications for such registrations are pending and in good standing, all without challenge of any kind, and either Cardkey or Seller owns the entire right, title and interest in and to all such trade names, trademarks, service marks and copyrights so listed as well as the registrations and applications for registration therefor free and clear of all Encumbrances, except Permitted Encumbrances. Correct and complete copies of all the patents and patent applications and of all the trademarks, trade names, service marks and copyrights and registrations, applications or deposits therefor and all the licenses listed in Schedule
     4.13 have heretofore been made available to Buyer.

          (c) Except as set forth in Schedule 4.13, there are no pending, or to the knowledge of Seller, threatened claims (i) that the use and/or commercialization of any product or technology as is necessary for the operation of the business of Cardkey (A) infringes any copyright or mask work rights of any Person, (B) misappropriates any trade secrets of any Person, or (C) infringes any claim contained in any patent issued as of the Closing Date, or (ii) challenging the ownership of any of the Intellectual Property.

     SECTION 4.14  ACCOUNTS RECEIVABLE; INVENTORIES.

          (a) Seller has made available to Buyer a list of all accounts receivable of Cardkey as at September 30, 1998, which list is true, correct and complete and sets forth the aging of such accounts receivable as of the date thereof. The accounts receivable of Cardkey as set forth on the Balance Sheet or arising since the date thereof are valid and genuine, have arisen solely in the ordinary course of business consistent with past practice, and, to Seller's knowledge, except as set forth on Schedule 4.14, are not subject to valid defenses, setoff or counterclaims.

          (b) All inventory of Cardkey reflected on the Balance Sheet or acquired since the date thereof was acquired and has been maintained in the ordinary course of business, consistent with past practice, and is of a quality and quantity usable and salable in the ordinary course of business, consistent with past practice. No inventory is held on consignment by or for Cardkey, nor is Cardkey otherwise under any liability or obligation with respect to the return of inventory in the possession of wholesalers, retailers or other customers.

     SECTION 4.15 EMPLOYEES. Schedule 4.15 contains complete lists of (a) the employees of Cardkey on or about September 30, 1998, (b) the then current annual base compensation of such employees, (c) a description of the fringe benefits (other than those generally available to its employees) provided to any such employees, and (d) any increase, effective after September 30, 1998, in the rate of compensation of any of such employees.

     SECTION 4.16  EMPLOYEE RELATIONS.

          (a) Cardkey has complied in all material respects with all applicable Legal Requirements relating to wages, hours, discrimination in employment, collective bargaining and other employment matters and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.

          (b) There is no (i) unfair labor practice charge or complaint against Cardkey pending before the National Labor Relations Board, any state labor relations board or any court or tribunal and, to the knowledge of Seller, none is or has been threatened, or (ii) employee grievance, complaint, or claim pending against Cardkey and, to the knowledge of Seller, none is or has been threatened which, in any such case set forth in clause (i) or (ii) of this sentence, if adversely determined in respect of Cardkey, would have a Material Adverse Effect.

          (c) Cardkey's employees are not currently, and have not at any time in the past been, represented by any union or labor organization, and Cardkey has never been subject to any collective bargaining agreement regarding or applying to any of its employees.

     SECTION 4.17  EMPLOYEE BENEFIT PLANS.

          (a) Set forth in Schedule 4.17(a) is a true and complete list of each of the following to which Cardkey is a party or by which it is bound:

               (i) each retirement, savings, thrift, deferred compensation, severance, stock ownership, stock purchase, stock option, performance, bonus, incentive, vacation or holiday pay, hospitalization or other medical, disability, life or other insurance, or other welfare, retiree welfare or benefit plan, policy, trust, understanding or arrangement of any kind, whether written or oral (collectively, the "Employee Plans");

               (ii) each agreement or understanding with any senior officer of Cardkey relating to the payment of compensation to such officer upon the consummation of the Stock Purchase (collectively, the "Incentive Agreements"); and

               (iii) other than those described in the foregoing clauses (i) and
          (ii), each employee collective bargaining agreement and each agreement, commitment, understanding, plan, policy or arrangement of any kind, whether written or oral, with or for the benefit of any current or former officer, director, employee or consultant (including, without limitation, each employment, compensation, deferred compensation, severance, supplemental pension, life insurance, termination or consulting agreement or arrangement and any agreements or arrangements associated with a change in control) (collectively, the "Compensation Commitments").

True, complete and accurate copies or descriptions of all Employee Plans and Compensation Commitments and of all related insurance and annuity policies and contracts and other documents with respect to each Employee Plan and Compensation Commitment that have been requested by Buyer have been made available to Buyer.

          (b) Except as set forth on Schedule 4.17(b), Cardkey has never maintained, been required to contribute to, or been required to pay any amount with respect to, any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA) or "multi-employer plan" (as such term is defined in Section 3(37) of ERISA). Set forth in Schedule 4.17(b) is a true and complete list of each "employee welfare benefit plan" (as such term is defined in Section 3(1) of ERISA) maintained by Cardkey, or to which

     Cardkey is or will be required to contribute (the "ERISA Benefit Plans"). Cardkey has never made contributions to a voluntary employees' beneficiary association described in Section 501(c)(9) of the Code.

          (c) Cardkey has made available to Buyer, with respect to each ERISA Benefit Plan, correct and complete copies of the following that have been requested by Buyer: (i) all plan documents and amendments, trust agreements and insurance and annuity contracts and policies, (ii) the Annual Reports (Form 5500 Series) and accompanying schedules, as filed, for the most recently completed three plan years, (iii) the current summary plan description, (iv) the financial statements for the most recently completed three plan years, and (v) all correspondence with the IRS and Department of Labor (including IRS determination letters) relating to any material matter. Seller agrees to use commercially reasonable efforts to assist Buyer in obtaining any of such documents, agreements and items and such other information as Buyer deems necessary to investigate any Employee Plan or Compensation Commitment as anticipated pursuant to Section 6.01.

          (d) Neither Cardkey nor any ERISA Affiliate of Cardkey maintains or contributes to, or has ever maintained or contributed to or been obligated to contribute to, a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) or an employee benefit plan that is subject to Title IV of ERISA. Cardkey has no liability, potential or otherwise, under Section 4062, 4063, 4064, 4068, 4069 or Section 4212(c) of ERISA.

          (e) There is no pending or, to the knowledge of Seller, threatened claim in respect of any of the Employee Plans or Compensation Commitments. Each of the Employee Plans or Compensation Commitments (i) has been administered in all material respects in accordance with its terms and (ii) complies in form, and has been administered in all material respects in accordance, with the requirements of ERISA and, where applicable, the Code. Cardkey has complied with the health care requirements of Part 6 of Title I of ERISA so as not to be liable for any tax under Section 4980B or 4980D of the Code. Cardkey has no obligations under any of the Employee Plans, Incentive

     Agreements or Compensation Commitments or otherwise to provide health benefits to its former employees or any other person, except as specifically required by continuation requirements of Part 6 of Title I of ERISA.

          (f) No "disqualified person" (within the meaning of Section 4975 of the Code) or "party in interest" (within the meaning of Section 3(14) of ERISA) has taken any action, or failed to take any action, with respect to any of the Employee Plans, Incentive Agreements or Compensation Commitments which could subject any such plan (or its related trust), Cardkey or any officer, director or employee of any of the foregoing to a material penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code.

          (g) Except with respect to any Incentive Agreements and as provided in Section 6.11, the consummation of the transactions contemplated by this Agreement will not entitle any employee or former employee of Cardkey to severance pay, or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such employee or former employee.

     SECTION 4.18 CONTRACTS. Except as set forth in Schedule 4.18, Cardkey is not a party to or bound by:

          (a) any purchase order, agreement or commitment obligating it to purchase or sell any products or services and which (i) is not terminable by it without payment or penalty upon sixty (60) days' (or less) notice,
     (ii) relates to purchases or sales in an aggregate amount exceeding $200,000 or (iii) is presently expected to result in a loss upon completion or performance thereof in an amount in excess of $200,000;

          (b) any indebtedness, obligation or liability for borrowed money, any liability for the deferred purchase price of property in excess of $200,000 (excluding normal trade payables), any instrument guaranteeing any indebtedness, obligation or liability in excess of $200,000, or any obligation to incur or guarantee any such indebtedness, obligation or liability in excess of such amounts;

          (c) any joint venture, partnership or other arrangement involving a sharing of its profits;

          (d) any confidentiality agreement or other agreement, in each case, limiting its ability to engage in any business, or to compete in any manner, anywhere in the world;

          (e) any contract not made in the ordinary course that is material to its business;

          (f)  any material contract with any Governmental Body;

          (g) any contract or other commitment for any charitable or political contribution in excess of $5,000;

          (h) any bond or surety arrangement issued or entered into in connection with its business, assets or liabilities; or

          (i) any other contract, agreement, commitment, understanding or instrument which is not cancelable upon 60 days or less notice without penalty and either (i) does not by its terms expire on or before November 1, 1999, (ii) provides for payments or receipts by it exceeding $200,000 or
     (iii) is material to the business of Cardkey and is not otherwise required to be disclosed by any of Section 4.08(a), 4.12, 4.13, 4.17(a) or this
     Section 4.18.

     SECTION 4.19  STATUS OF CONTRACTS.

          (a) Each of the leases, contracts and other agreements listed in Schedules 4.08, 4.12, 4.13 (parts (a)(ii) and (a)(iii) of such Schedule), 4.17(a) and 4.18 (collectively, the

     "Material Contracts"), constitutes a valid and binding obligation of Cardkey and, to Seller's knowledge, each other party thereto, and is in full force and effect, except to the extent the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor's rights generally or by general equitable principles. Except as set forth in Schedule 4.19, the consummation of the transactions contemplated hereby will not cause a breach of or constitute a default under any of the Material Contracts, result in the forfeiture or impairment of any rights thereunder, or require the consent or approval of any other Person pursuant to the terms thereof. Except as set forth on Schedule 4.19, Cardkey has fulfilled in all material respects its obligations under each of the Material Contracts when due, and is not in, or to Seller's knowledge, alleged to be in, breach or default under, nor to Seller's knowledge, is there or is there alleged to be any basis for termination of, any of the Material Contracts and, to the knowledge of Seller, no other party to any of the Material Contracts has breached or defaulted thereunder, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by Cardkey or, to the knowledge of Seller, by any such other party. Cardkey is neither renegotiating any of the Material Contracts nor paying liquidated damages in lieu of performance thereunder. Complete and correct copies of each of the Material Contracts have been made available to Buyer.

     SECTION 4.20 NO VIOLATION, LITIGATION OR REGULATORY ACTION. Except as set forth on Schedule 4.20:

          (a) Cardkey has complied in all material respects with each, and is not in violation of, any material Legal Requirement to which it or its business, operations, assets or properties is subject;

          (b) Prior to the Closing Cardkey has not taken any action that would require notification of its employees pursuant to the provisions of the WARN Act (or similar plant closing law) or that would cause it or, after the Closing Date, Buyer to have any liability thereunder;

          (c) No written notice has been served upon Cardkey by any Person of any pending violation of any Legal Requirement or calling attention to the current necessity of any work or alteration of any real or personal property owned or used by Cardkey; and

          (d) There are no actions, suits, proceedings or investigations pending or, to the knowledge of Seller, threatened against Cardkey and there are no actions, suits or proceedings pending or contemplated in which Cardkey is the plaintiff, which, in any such case if adversely determined in respect of Cardkey would have a Material Adverse Effect.

     SECTION 4.21  INSURANCE.

          (a) Schedule 4.21(a) sets forth a list of all insurance policies maintained, owned or held by Cardkey on the date hereof. Such policies are in full force and effect, insure against risks and liabilities to an extent and in a manner customary in businesses similar to Cardkey's business, and are adequate to provide coverage against risks of a material nature to which Cardkey would normally be exposed in the operation of its business. Cardkey has complied in all material respects with each of such insurance policies and has not failed to give any notice or present any claim thereunder in a due and timely manner. Except as set forth on Schedule 4.21(a), there are no outstanding unpaid claims under any of such insurance policies and neither Seller nor Cardkey has received any notice of cancellation or nonrenewal of any such policy. There is no material inaccuracy in any application for such policies. At no time subsequent to August 1, 1995 has Cardkey been denied any insurance or indemnity bond coverage which it has requested or made any reduction in the scope or amount of its insurance coverage. Since August 1, 1995, no insurance carrier has cancelled or reduced any insurance coverage for Cardkey or has given any notice or other indication of its intention to cancel or reduce any such coverage. All premiums due and payable under any such insurance policies have been duly paid.

          (b) Schedule 4.21(b) sets forth (i) all worker's compensation claims that are open on the date hereof, (ii) the amounts paid thereon to the date hereof, (iii) the current status of each, and the amounts reserved therefor.

     SECTION 4.22 PRODUCT LIABILITY CLAIMS; PRODUCT WARRANTIES. Schedule 4.22 sets forth (a) all product liability claims pending or, to the knowledge of Seller, threatened against Cardkey, (b) the standard product warranty policies of Cardkey covering products sold or distributed by Cardkey, and (c) any material variations to the standard warranty policies of Cardkey covering products sold or distributed by Cardkey which are in effect on the date hereof or will be in effect on the Closing Date.

     SECTION 4.23  ENVIRONMENTAL PROTECTION.

          (a) Cardkey's operations on and its use of the Facilities are and since August 1, 1995, have been, in material compliance with all applicable Environmental Laws.

          (b) There have been no past, and there are no pending or, to Seller's knowledge threatened, claims, Orders, complaints, notices, citations, written requests for information or written inquiries received by or naming Seller or Cardkey with respect to any alleged violation by Cardkey of any Environmental Law which would result in a Material Adverse Effect.

          (c) There has been no Release of any Hazardous Material by Cardkey in violation of applicable Environmental Laws, which violation would have a Material Adverse Effect.

          (d) Neither Seller nor Cardkey has been notified in writing that any property now or previously leased by Cardkey is listed on the National Priorities List, or on the Comprehensive Environmental Response Compensation, Liability Information System List ("CERCLIS") or on any similar federal or state list of sites requiring investigation or cleanup.

          (e) Cardkey does not maintain and has not maintained underground storage tanks ("USTs"), on or under any property now leased or previously leased by Cardkey, and Cardkey has neither abandoned nor closed any USTs on any previously leased property.

          (f) To the knowledge of Seller, Cardkey has not transported or arranged for the transportation of any Hazardous Material to any location which is listed or proposed for listing on the National Priorities List pursuant to CERCLA, on CERCLIS or on any similar state list or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against Cardkey for any remedial work, damage to natural resources or personal injury, including, but not limited to, claims under CERCLA.

          (g) Cardkey's operations on, or its use of, Facilities is not subject to any investigation, judicial or administrative proceeding, order, judgment, decree, settlement or other agreement respecting (i) any Environmental Law, (ii) any Remedial Action or (iii) any claims or liabilities and costs arising from the Release or threatened Release of a Hazardous Material into the environment.

          (h) Cardkey's current or previous operations on, and use of, the Facilities does not include any of the following:

               (i) any treatment, recycling, storage or disposal of any hazardous waste, as that term is defined under 40 C.F.R. Part 261 or any state equivalent, requiring a Permit that was not obtained;

               (ii)  any landfill, waste pile or surface impoundment; or

               (iii) any polychlorinated biphenyls (PCBs) used in hydraulic oils, electrical transformers or other equipment.

     SECTION 4.24 CUSTOMERS AND SUPPLIERS. Set forth in Schedule 4.24 is a list of the names and addresses of up to the ten (10) largest customers and suppliers of Cardkey (measured by dollar volume of purchases or sales in each case) with dollar volume of purchases or sales, as applicable, in excess of $200,000 for each of Cardkey's 1996 fiscal year or 1997 fiscal year. There exists no actual or, to the knowledge of Seller, threatened termination, cancellation or limitation of, or any modification or change in, Cardkey's business relationship with any customer listed in Schedule 4.24, except as set forth in such Schedule.

     SECTION 4.25 BOOKS AND RECORDS. The books and records of Cardkey have been maintained in accordance with good business practices and applicable legal, regulatory and accounting requirements, reflect only valid transactions, are complete and correct in all material respects and accurately reflect in all material respects the basis for the financial position and results of Cardkey's operations.

     SECTION 4.26 DEPOSITARIES; POWERS OF ATTORNEY. Schedule 4.26 sets forth (i) the name and a brief description of all bank accounts, lockboxes, safe deposit boxes, money market funds, certificates of deposit, stocks, bonds, notes and other securities in the name of or owned or controlled by Cardkey and the names of all Persons authorized to draw thereon or to have access thereto and
(ii) the name of each Person holding a general or special power of attorney from Cardkey.

     SECTION 4.27 OWNERSHIP AND TRANSFER OF SHARES. Seller is the record and beneficial owner of the Shares (other than the Australian Director Share, of which Seller is the beneficial owner) and has the absolute right to transfer them to Buyer. Such Shares are, and upon transfer to Buyer will be, free and clear of any Encumbrances other than those imposed by this Agreement or related to the Australian Director Share. The transfer of the Shares at the Closing will be effective and rightful and the Shares are genuine and have not been altered.

     SECTION 4.28  YEAR 2000 COMPLIANCE.  Except as otherwise indicated on
Schedule 4.28, the Cardkey Software (as defined below) will provide accurate processing of date and date dependent data within and between the twentieth and twenty first centuries; provided, however, that any Cardkey Software will not be considered non-Y2K compliant by reason of (a) the existence of an error or other failure that is attributable to the receipt of data in an incorrect format, or
(b) the interfacing with non-Y2K compliant hardware or software that has not been provided by Cardkey. For purposes of this Agreement, "Cardkey Software" means computer programs (excluding pre-packaged or off the shelf software) included in products being sold by Cardkey as of the date hereof or computer programs being sold or licensed by Cardkey for use with products sold by Cardkey as of the date hereof. The Y2K compliance of products previously sold by Cardkey, which are still being supported by Cardkey, is set forth in Schedule 4.28.

                                   ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller as follows:

     SECTION 5.01 CORPORATE ORGANIZATION. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Wisconsin and has the corporate power and authority to carry on its business as now being conducted by it.

     SECTION 5.02 AUTHORIZATION; NO VIOLATION. Buyer has full corporate power and corporate authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby in accordance with its terms. Buyer's execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by Buyer and constitutes its legal, valid and binding obligation, enforceable against Buyer in accordance with its terms. Except as set forth on
Schedule 5.02, neither the execution, delivery and performance of this Agreement nor the transactions contemplated herein will: (i) conflict with any of the terms or conditions of, or constitute a default under, (a) the Articles of Incorporation or By-laws of Buyer or any material instrument, agreement or mortgage to which Buyer is a party, or by which any of its properties is subject, or by which it is bound or (b) any Legal Requirement affecting Buyer;
(ii) require the approval, consent or authorization of any Governmental Body; or
(iii) give any party with rights under any material instrument, agreement, mortgage or Legal Requirement the right to terminate, modify or otherwise change the rights or obligations of Buyer thereunder.

     SECTION 5.03 SUFFICIENT FUNDS. Buyer has the financial capability to purchase the Shares on the terms and subject to the conditions set forth in this Agreement.

     SECTION 5.04 INSPECTION. Anything herein to the contrary notwithstanding, Buyer acknowledges that it is acquiring the Shares without any representation or warranty, express or implied, by Seller or any of its Affiliates except as expressly set forth herein. In furtherance of the foregoing, and not in limitation thereof, Buyer acknowledges that none of Seller, any of Seller's Affiliates or any of their respective advisors or representatives have made any representation or warranty, express or implied, with respect to, and Buyer is not relying upon, any financial projection or forecast delivered to Buyer with respect to the revenues or profitability which may arise from the operation of Cardkey either before or after the Closing Date. With respect to any projection or forecast delivered by or on behalf of Seller or Cardkey to Buyer, Buyer acknowledges that (a) there are uncertainties inherent in attempting to make such projections and forecasts, (b) it is familiar with such uncertainties, (c) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts furnished to it and (d) it shall not have a claim against Seller, Seller's Affiliates or any of their respective advisors or representatives with respect to such projections or forecasts.

                                  ARTICLE VI
                                   COVENANTS

     The respective parties hereto covenant and agree with each other as follows:

     SECTION 6.01  ACCESS, INFORMATION AND DOCUMENTS.  Pending the Closing
Date, Seller shall provide Buyer and Buyer's representatives with reasonable access, during normal business hours upon reasonable prior notice, to all of Cardkey's properties, assets, books, records, and other documents of or relating to Cardkey. Seller shall make available to Buyer and Buyer's representatives all data and information (excluding information that is subject to the attorney-client privilege) concerning the business, finances, and properties of Cardkey that may be reasonably requested. As part of such examination, Buyer may, with the prior approval of Seller, make such inquiries of such Persons having business relationships with Cardkey as Buyer shall reasonably request, and Seller will cause Cardkey to cooperate fully in connection therewith. Buyer and its representatives and agents will take all action deemed reasonably necessary by Seller or Cardkey to schedule Buyer's access through an officer of Seller designated by Seller and in such a manner as to avoid disrupting the normal business operations of Cardkey.

     SECTION 6.02 PRESERVE ACCURACY OF REPRESENTATIONS AND WARRANTIES. Without the other party's prior consent, each of Seller and Buyer shall use commercially reasonable efforts to refrain from taking, and Seller shall use commercially reasonable efforts to cause Cardkey to refrain from taking, any action that would render any representation or warranty contained herein inaccurate as of the Closing Date.

     SECTION 6.03 FURTHER ACTION. Each of the parties hereto shall, and Seller shall cause Cardkey to, (a) execute such documents and other papers and take such further actions as may be reasonably necessary or desirable to carry out the provisions hereof and the transactions contemplated hereby, and (b) use commercially reasonable efforts to cooperate with and assist the other party in preparing and reviewing, as applicable, the Closing Balance Sheet, in providing an efficient transfer of the control and management of Cardkey's business to Buyer and avoiding any undue interruption in the activities and operations of Cardkey following the Closing Date.

     SECTION 6.04 OPERATIONS PRIOR TO THE CLOSING DATE. Between the date hereof and the Closing Date, Seller shall cause Cardkey to carry on its business only in the ordinary course and substantially as presently operated, preserve its business and assets intact and preserve the goodwill of customers and others having material business relations with Cardkey.

     SECTION 6.05 NO PUBLIC ANNOUNCEMENT. Buyer agrees and acknowledges that it is the intention of Seller to issue a press release or make a public announcement with respect to this Agreement and the transactions contemplated hereby prior to the Closing, and Seller agrees and acknowledges that it will afford Buyer reasonable approval rights with respect thereto. Except as set forth in the preceding sentence, without written approval of the other party, neither party will issue any press release or make any public announcement concerning the transactions contemplated herein, except as may be necessary for a party to meet the requirements or regulations of any applicable law, governmental unit or agency, or stock exchange or inter-dealer quotation system on which the securities of the party may be listed, and in such event, the party required to make such statement shall afford the other party advance written notice and reasonable approval rights with respect thereto.

     SECTION 6.06  EXCLUSIVITY.

          (a) From the date hereof until the Closing Date or the date this Agreement is terminated and the transactions provided for in this Agreement are abandoned as contemplated by Article VII, except as permitted by
     Section 6.05, neither Seller nor Cardkey, nor their respective directors, officers, or employees, will directly or indirectly, solicit, or encourage any proposal or offer from any third party relating to the purchase of the Shares or assets of Cardkey or any similar transaction (a "Competing Transaction"), or enter into discussions with, or furnish any information concerning Cardkey to, any such third party in connection therewith. In addition, except as permitted by Section 6.05, neither Buyer nor Seller, nor their respective directors, officers, or employees, will discuss the terms of this Agreement with any third party (other than to its financial advisors, attorneys and accountants) without the written consent of the other party hereto. Subject to the provisions of clause (b) below and so long as Seller has not breached the preceding provisions of this clause (a) or Section 6.05, this clause (a) shall not preclude Seller from accepting an offer or proposal for a Competing Transaction with a purchase price and other material economic terms, taken as a whole, that are more favorable to Seller than the Purchase Price and other material economic terms of this Agreement, taken as a whole.

          (b) If Seller receives an offer or proposal for a Competing Transaction from a third party with a purchase price and other material economic terms that are more favorable on the whole to Seller than the Purchase Price and other material economic terms set forth herein and Seller is considering accepting such offer or proposal, Seller will promptly provide Buyer with a copy of such offer or proposal. Upon receipt of such offer or proposal, Buyer has a right of first refusal, which must be exercised within three (3) business days of receiving the offer or proposal, to match the terms and conditions of the Competing Transaction. If Buyer does not match the offer or proposal within the aforesaid period, then upon written notice from Seller, this Agreement shall terminate and be of no force or effect; provided, however, if Seller has violated the provisions of clause (a) above in any material respect and such violation results in Seller receiving an offer or proposal for a Competing Transaction, Buyer may compel Seller to reject the competing offer or proposal and proceed with the acquisition of the Shares pursuant to the terms and conditions set forth herein.

     SECTION 6.07 CONFIDENTIALITY. The terms and provisions of the Confidentiality Agreement, dated July 29, 1998, by and between the parties are hereby incorporated by reference herein with the same effect as though set forth herein in full. If any of the terms of such Confidentiality Agreement are inconsistent with or conflict with the terms of this Agreement, the terms of this Agreement shall prevail.

     SECTION 6.08.  TAX MATTERS; 338(h)(10) ELECTION; GERMAN NOL.

          (a) In the event any tax authority informs either Seller or Buyer (including Cardkey within the meaning of Buyer after the Closing) of any notice of proposed audit, claim, assessment or other dispute concerning an amount of income Taxes with respect to which the other party may be liable, the party so informed shall promptly notify the other party of such matter. Such notice shall contain factual information (to the extent known) describing any asserted income Tax liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any tax authority with respect to such matter. Each party, at its own expense, with reasonable cooperation from the other party will manage, negotiate and resolve, the audits, claims, assessments or disputes involving Cardkey for which it is liable.

          (b) Seller and Buyer shall cooperate (and cause their Affiliates to cooperate) with each other and with each other's agents, including accounting firms and legal counsel, in connection with Tax matters relating to Cardkey arising on or prior to the Closing Date, including (i) preparation and filing of Tax returns, (ii) determining the liability and amount of any Taxes due or the right to and amount of any refund of Taxes,
     (iii) examinations of Tax returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include each party using commercially reasonable efforts to make all information and documents in its possession relating to Cardkey available to the other party. The parties shall retain all Tax returns, schedules and work papers, and all material records and other documents relating thereto, for at least one (1) year following the expiration of the applicable statute of limitations (including, to the extent notified by any party, any extension thereof) of the Tax period to which such Tax returns and other documents and information relate. Each of the parties shall use commercially reasonable efforts to also make available to the other party, as reasonably required, personnel responsible for preparing, maintaining and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.

          (c) Seller shall, on a timely basis, prepare (in a manner consistent with prior practice and this Agreement), execute and file on behalf of
     Cardkey: (i) the U.S. federal income tax returns and U.K. Corporate Tax Return to be filed on behalf of Cardkey for the period ending as of the close of business on the Closing Date; and (ii) any corresponding state and local income tax returns required to be filed on behalf of Cardkey for the period ending as of the close of business on the Closing Date. Buyer shall cooperate with Seller in connection with the preparation and filing of such returns by making the books, records and personnel of Cardkey available to Seller and taking such other actions as Seller may reasonably request. Buyer shall have the right to review and approve the portion of such returns that relate to Cardkey prior to filing, which approval will not be unreasonably withheld or delayed.

          (d) At Buyer's request, Seller will join with Buyer in making an election under Section 338(h)(10) of the Code and any comparable elections under state, local or foreign tax law (collectively, the "Section 338(h)(10) Election") with respect to the purchase and sale of the Shares of Cardkey US under this Agreement (the "Cardkey US Stock Purchase Transaction"). Buyer and Seller shall cooperate fully with each other in the making of the Section 338(h)(10) Election and the preparation of all necessary forms and filings. Buyer shall be responsible for the preparation of IRS Form 8023 and shall include therein a purchase price allocation prepared by Seller in accordance with the requirements of the Code and the regulations thereunder. Seller shall deliver such purchase price allocation to Buyer within sixty (60) days after the final determination of the Closing Balance Sheet. Buyer shall have the right to review and approve Seller's allocation. Unless Buyer notifies the Seller within 30 days after the receipt thereof, the purchase price allocation will be final pursuant to the Seller's proposal. If Buyer does not agree with the proposed allocation and notifies Seller within 30 days after receipt, Seller and Buyer shall negotiate, in good faith, towards the resolution of any disputes. If the parties are unable to agree, the allocation shall be submitted to a mutually agreeable appraiser with such results being final and binding on both parties. This allocation will be binding on Buyer and Seller for all Tax purposes, and Buyer and Seller agree to file the Section 338(h)(10) Election and their respective Tax returns in accordance with such allocation and shall not take any position inconsistent with such allocation. Buyer and Seller shall report the Cardkey Stock Purchase Transaction consistent with the Section 338(h)(10) Election and shall take no position contrary thereto or inconsistent therewith in any Tax return, or in any discussion with or any proceeding before any Governmental Body or otherwise.

          (e) Buyer promptly will remit to Seller an amount equal to fifty percent (50%) of Buyer's and Cardkey's reduction in German corporate income tax liability during the seven (7) year period following the Closing realized from Cardkey or Buyer utilizing the tax net operating losses of Cardkey Germany which are in existence on the Closing Date. Buyer will make payments to Seller for use of the losses pursuant to this Section 6.08(e) within thirty (30) days after the expiration of the statute of limitations for the year in which such losses are utilized.

     Section 6.09 TRANSFERS AND EQUITY CONTRIBUTIONS. The parties agree and acknowledge that at or prior to the Closing, (a) Seller will validly transfer to Cardkey beneficial ownership of all Intellectual Property owned by Seller that is used or held for use by Cardkey (it being agreed and understood that individual formal assignment documents and registration thereof in the relevant jurisdictions will occur promptly following the Closing Date) and (b) all inter-company payables or receivables or other intercompany obligations between Cardkey and Seller will be paid, contributed to equity or otherwise settled at or prior to the Closing. The Intellectual Property referred to in the preceding sentence is referred to herein as the "Transferred Assets."

     SECTION 6.10 RELEASE OF GUARANTEES. Prior to the Closing Date, Buyer will use all commercially reasonable efforts to replace the credit of Seller with the credit of Buyer, effective as of the Closing with respect to the obligations listed on Schedule 6.10 (the "Guarantees").

     SECTION 6.11  EMPLOYEE BENEFIT TRANSITION MATTERS.

          (a) With respect to each employee of Cardkey US on the Closing Date, Seller shall vest and make nonforfeitable the interest of such employee under the Amtech Corporation Retirement Plan. As soon as practicable following the Closing Date, the Amtech Corporation Retirement Plan will make available distributions to Cardkey participants in accordance with
     Section 401(k)(10)(A)(iii) of the Code. Effective no more than thirty (30) days after the Closing Date, Cardkey US's employees shall be eligible to participate in a tax-qualified retirement savings arrangement under Sections 401(k) and 401(m) of the Code maintained by Buyer ("Buyer's Plan"), and shall be permitted to transfer their distributions from the Amtech Corporation Retirement Plan to Buyer's Plan in direct rollovers in accordance with Section 401(a)(31) of the Code. Any participant loans outstanding as of the Closing Date may be transferred in kind in such direct rollovers to Buyer's Plan, subject to Buyer's receipt of satisfactory documentation that such loans satisfy the applicable requirements of Sections 72(p) and 4975(d)(1) of the Code. Buyer's Plan shall credit Cardkey US's employees with their service with Cardkey prior to the Closing Date for eligibility and vesting purposes.

          (b) Buyer agrees to provide group medical coverage effective immediately after Closing (or such later date as any continued coverage under Section 6.11(c) ceases), with no preexisting condition exclusion, active at work or similar requirement, and no waiting period, to: (i) all active employees of Cardkey who are covered by a group medical coverage plan of Cardkey or Seller immediately prior to Closing; (ii) the former employees of Cardkey, identified on Schedule 6.11(b), who have continuation coverage under Part 6 of Title I of ERISA as a result of their prior employment with Cardkey; (iii) the employees of Cardkey, identified on
     Schedule 6.11(b), who are on leave or inactive status as of the Closing and who are entitled to group medical coverage by law or Cardkey policy (such as, without limitation, FMLA or USERRA); and (iv) any dependents, spouses, or former spouses of employees listed in the foregoing clauses (i), (ii), or (iii) who are covered by a group health plan of Cardkey or Seller immediately prior to the Closing. The classes of individuals referred to in the foregoing clauses (i) through (iv) are referred to as the "Cardkey Health Plan Participants."

          (c) To and including December 31, 1998, Seller agrees to use reasonable efforts to cause its insurers and administrators to permit the Cardkey Health Plan Participants to continue their coverage under Seller's group health plans indicated in bold on Schedule 4.17(a) and to permit Cardkey's employees to continue coverage under other welfare benefit plans indicated in bold on Schedule 4.17(a). Buyer agrees to promptly reimburse Seller for the cost of any such coverage (eligible claims paid with respect to self-insured programs and premiums paid with respect to insured programs) for the Cardkey Health Plan Participants from the Closing Date to and including December 31, 1998. The Closing Balance Sheet will contain an accrual for the estimated amount of covered claims incurred but unpaid prior to the Closing under Seller's group health and dental benefit plans. Buyer shall be responsible for the payment of all such covered claims. Seller shall have no responsibility for any claim incurred after Closing with respect to welfare benefits, occupational injury or worker's compensation.

          (d) Seller shall be solely responsible for all payments due under the Incentive Agreements and for all obligations under Item Nos. 5, 6 and 7 of
     Schedule 4.17(a).

     SECTION 6.12 SUPPLEMENTS TO SCHEDULES. If, to Seller's knowledge, after the date hereof but prior to the Closing, any event occurs or condition changes that causes any of its representations or warranties in this Agreement to be inaccurate, Seller will notify Buyer thereof in writing. Seller may supplement the Schedules to account for any such event or change. If Seller gives written notice to Buyer of any proposed supplement to the Schedules and Buyer fails to deliver a written objection to such proposed supplement within seven (7) days of Seller's notice, Buyer will be deemed to have consented to such proposed supplement. Any such supplement to the Schedules not objected to by Buyer within such seven day period will be deemed incorporated in all respects into the Schedules in effect on the date hereof for all purposes, including, without limitation, for purposes of determining any breach of any warranty, agreement or obligation of Seller or inaccuracy of any representation or warranty of Seller contained or referred to in this Agreement.

     SECTION 6.13 ALLOCATION OF PURCHASE PRICE. In addition to the allocation set forth in Section 6.08(d), Buyer and Seller agree that the Purchase Price will be allocated to the Shares in accordance with the allocation of the Purchase Price set forth on Schedule 6.13, and that such allocation of the Purchase Price will be used, reported and implemented by Buyer and Seller for federal, state, local and other tax purposes.

     SECTION 6.14 METRIC PURCHASE AGREEMENT. Buyer agrees that the amount of any fixed or contingent payments, net of taxes (the "Metric Payments"), received by Cardkey UK after the Closing pursuant to that certain Sale and Purchase Agreement, dated July 6, 1998, by and between Cardkey UK and Metric Gruppen AB, shall be for the account of Seller and shall be promptly remitted to Seller. Buyer also agrees not to allow Cardkey UK to compromise the amount of the Metric Payments for a lesser sum or to take any actions that affect the amount to be paid to Seller.

     SECTION 6.15 CARDKEY UK AUDIT. Buyer and Seller agree to use Ernst & Young-Cambridge Office for the 1998 Cardkey UK statutory audit.

                                  ARTICLE VII
                       TERMINATION; SPECIFIC PERFORMANCE

     SECTION 7.01 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated at any time prior to the Closing Date by written consent of Seller and Buyer.

     SECTION 7.02 TERMINATION BY BUYER. Buyer may terminate this Agreement by notice to Seller at any time prior to the Closing Date (i) if Seller shall have breached in any material respect or failed to comply in any material respect with any of Seller's covenants, agreements or obligations under this Agreement or if any of Seller's representations and warranties contained in this Agreement shall have been materially inaccurate when made or (subject to Section 6.12) become materially inaccurate at any time thereafter, (ii) if, since the date of this Agreement, there shall have occurred any change or event (whether or not covered by insurance) that has resulted in a Material Adverse Effect or (iii) if the Closing shall not have occurred by December 15, 1998 (or, if the sole reason for the delay of the Closing is that the evidence referred to in Section 3.02(g)(ii) has not yet been received by Buyer, by December 31, 1998) and Buyer shall then be in compliance in all material respect with all of its covenants, obligations and agreements contained herein.

     SECTION 7.03 TERMINATION BY THE SELLER. Seller may terminate this Agreement by notice to Buyer at any time prior to the Closing Date (i) if Buyer shall have breached in any material respect or failed to comply in any material respect with any of its covenants, agreements or obligations under this Agreement or if any of Buyer's representations or warranties contained in this Agreement shall have been materially inaccurate when made or become materially inaccurate at any time thereafter, (ii) if the closing shall not have occurred by December 15, 1998 (or, if the sole reason for the delay of the Closing is that the evidence referred to in Section 3.02(g)(ii) has not yet been received by Buyer, by December 31, 1998) and Seller shall then be in compliance in all material respect with all of its covenants, obligations and agreements contained herein, or (iii) Seller has accepted a bid or proposal for a Competing Transaction as permitted by Section 6.06.

     SECTION 7.04 EFFECT OF TERMINATION. If this Agreement is terminated pursuant to this Article VII, all further obligations of the parties hereunder (other than those contained in Sections 6.05, 6.07, 9.01, and 9.03, which shall survive in accordance with their terms) shall be terminated without further liability of any party to the other, provided that nothing herein shall relieve any party from liability for such party's willful breach of this Agreement prior to termination.

     SECTION 7.05 SPECIFIC PERFORMANCE. The provisions of Section 7.04 shall not be construed as a waiver by Buyer or Seller of the remedy of specific performance if the closing conditions set forth in Section 3.02 are satisfied and Seller shall fail or refuse to consummate the

Stock Purchase, or if the closing conditions set forth in Section 3.01 are satisfied and Buyer shall fail or refuse to consummate the Stock Purchase, as applicable, it being agreed that Buyer and Seller shall have the right to specific performance with respect to the Stock Purchase.

                                 ARTICLE VIII
                                INDEMNIFICATION

     SECTION 8.01 INDEMNIFICATION BY SELLER. Subject to the terms and provisions of this Article VIII, Seller shall indemnify and hold harmless Buyer, its Affiliates, Cardkey and their respective directors, officers, employees, agents and representatives (collectively, the "Buyer Parties") from and against any and all Losses and Expenses in connection with, resulting from, or arising out of:

           (a) any breach by Seller of any of Seller's covenants, agreements or obligations made in, pursuant to, or under this Agreement;

           (b) any breach of any warranty or inaccuracy of any representation of Seller contained or referred to in this Agreement;

           (c) the Incentive Agreements and all obligations under Item Nos. 5, 6 and 7 of Schedule 4.17(a);

           (d) the Metric Purchase Agreement or the conduct of the Cardkey UK Cotag division business sold by Cardkey UK pursuant to the Metric Purchase Agreement; or

           (e) the matters specifically identified on Schedule 8.01 that arose from the conduct of the business of Cardkey prior to the Closing Date to the extent the amount of which is not reserved for or shown as a liability on the Closing Balance Sheet and that are not otherwise covered by clause
     (a), (b), (c) or (d) above.

     SECTION 8.02 INDEMNIFICATION BY BUYER. Subject to the terms and provisions of this Article VIII, Buyer shall indemnify and hold harmless Seller, its Affiliates and their respective directors, officers, employees, agents and representatives (collectively, the "Seller Parties") from and against any and all Losses and Expenses in connection with, resulting from or arising out of:

           (a) any breach by Buyer of any of Buyer's covenants, agreements or obligations made in, pursuant to, or under this Agreement;

           (b) any breach of any warranty or inaccuracy of any representation of Buyer contained or referred to in this Agreement;

           (c) any Guarantee, or any indemnity obligation related thereto under
     Section 3.02(g)(iii);

           (d) all Taxes, other than U.S. federal income taxes, any Seller Party incurs as a result of the Section 338(h)(10) Election which it would not have incurred if the Section 338(h)(10) Election had not been made; or

           (e) the conduct of Cardkey subsequent to the Closing Date; provided that for purposes of this subsection (e) only, Buyer shall not be responsible for Seller's Expenses incurred in investigating or responding to claims, actions, suits or proceedings relating to such conduct; and provided, however, no Seller Party will be entitled to indemnification for any Losses for which a Buyer Party is entitled to indemnification under
     Section 8.01.

     SECTION 8.03  LIMITATIONS ON INDEMNIFICATION.

           (a) Claims for indemnification must be made within the following time periods: (i) if such claim arises under Section 8.01(a), 8.01(b), 8.02(a) or 8.02(b), it must be made within 18 months from the Closing Date, except for claims based on a breach of any of Section 4.09, 4.17, 4.23, 6.03, 6.08, 6.11, 6.13 or 6.14, which may be made until the later of (x) 18 months from the Closing Date or (y) 30 days following the expiration of the applicable statute of limitations period, and (ii) if such claim arises under Section 8.01(c), 8.01(d), 8.01(e), 8.02(c), 8.02(d), 8.02(e) or 9.09, it must be made prior to 30 days following the expiration of the applicable statute of limitations period. The parties acknowledge that this contractual term of limitations is reasonable and necessary to provide conclusion to the parties' obligations under this Agreement.

           (b) Notwithstanding anything to the contrary contained in Section 8.01, Seller shall not be obligated to pay claims for indemnification pursuant to Section 8.01 until the aggregate amount of all Losses and Expenses exceeds $400,000 (the "Threshold"), except for claims arising under any of Section 8.01(c), 8.01(d), 8.01(e) or 9.09, which are not subject to the Threshold. After the aggregate amount of Losses and Expenses (except as aforesaid) exceeds the Threshold, Seller will only be obligated for the amount in excess of the Threshold on a dollar for dollar basis.

           (c) Notwithstanding anything to the contrary contained in Section 8.01, (i) the aggregate maximum amount of indemnification claims that Seller may be obligated to pay based on a breach of any of Section 4.09,
     4.17 or 4.23 shall be $10,250,000 (the "Specific Cap"), and (ii) the aggregate amount of indemnification claims that Seller may be obligated to pay pursuant to Section 8.01 shall be $4,000,000 (the "General Cap"), except for claims based on a breach of any of Section 4.09, 4.17 or 4.23, which are subject to the Specific Cap as aforesaid, and claims arising under any of Section 8.01(c), 8.01(d), 8.01(e) or 9.09, which are not subject to the Specific Cap or the General Cap.

     SECTION 8.04 CONSEQUENTIAL DAMAGES; MITIGATION. Neither party shall have any obligation to indemnify any party for (a) any consequential Losses arising out of any interruption of business, loss of profits, loss of use of facilities, claims of customers, loss of goodwill or other indirect damages or
(b) any other Losses or Expenses to the extent they are (i) caused, contributed to or exacerbated by the actions of any Indemnified Party, (ii) recovered or recoverable by such Indemnified Party from any third party (including insurers) or (iii) offset by tax savings realized on account of such Losses or Expenses by the Indemnified Party or any of its Affiliates.

     SECTION 8.05 EXCLUSIVE REMEDY. The parties hereto agree that except for claims arising as a result of fraud or other intentional misconduct, the indemnification provisions of this Article VIII sets forth the exclusive remedy for claims that may arise from the matters described in Sections 8.01 and 8.02 and each party hereby waives, to the extent it may do so, any other rights, remedies or causes of action for damages, with respect to the matters described in Sections 8.01 and 8.02, whether under common law or under any environmental, securities or trade law; provided, however, the foregoing shall not limit the remedy of specific performance which may be sought pursuant to Section 7.05 or in connection with a breach of Section 9.10.

     SECTION 8.06  INDEMNITY PAYMENTS.  All payments made pursuant to this
Article VIII shall be treated by the parties on all tax returns as an adjustment to the Purchase Price.

     SECTION 8.07  NOTICE AND RESOLUTION OF CLAIMS.

          (a) Each Person entitled to indemnification pursuant to Section 8.01 or Section 8.02 (an "Indemnified Party") will promptly give written notice to the party who has the duty of indemnification under this Article VIII (the "Indemnifying Party") after obtaining knowledge of any claim that it may have pursuant to this Article VIII. Such notice will set forth in reasonable detail the claim and the basis for indemnification.

          (b) If such claim for indemnity arises from a claim or action involving a third party (a "Third-Party Claim"), the Indemnified Party will permit the Indemnifying Party to assume its defense. If the Indemnifying Party assumes the defense of such Third-Party Claim, it will take all steps necessary to investigate, defend or settle such action and will, subject to
     Section 8.03, hold the Indemnified Party harmless from and against any and all Losses and Expenses caused by or arising out of any settlement approved by the Indemnifying Party or any judgment in connection with such Third-Party Claim. Without the written consent of the Indemnified Party, the Indemnifying Party will not consent to entry of any judgment or enter into any settlement that does not include an unconditional and complete release of the Indemnified Party by the claimant or plaintiff making the Third-Party Claim. The Indemnified Party may participate in such defense or settlement through its own counsel, but at its own expense. Failure by the Indemnifying Party to notify the Indemnified Party of its election to assume the defense of any Third-Party Claim within 30 days after its receipt of notice thereof pursuant to Section 8.07(a) will be deemed a waiver by the Indemnifying Party of its right to assume the defense of such Third-Party Claim. In such event, the Indemnified Party may defend against such Third-Party Claim in any manner it deems appropriate and may settle such Third-Party Claim or consent to the entry of any judgment with respect thereto, provided that it acts reasonably and in good faith.

     SECTION 8.08 OTHER INDEMNITIES. Buyer will cause the Buyer Parties, and Seller will cause the Seller Parties, to comply with the provisions and to abide by the limitations set forth in this Article VIII.

                                  ARTICLE IX
                                 MISCELLANEOUS

     SECTION 9.01 EXPENSES. Whether or not the Stock Purchase is consummated, each of the parties shall bear its own expenses and fees in connection with the transactions contemplated hereby, including, but not limited to any governmental investigation, proceeding, or litigation, and all of such fees and expenses incurred by Cardkey prior to the Closing in connection herewith shall be borne by Seller.

     SECTION 9.02 GOVERNING LAW. The validity, interpretation and performance of this Agreement and any dispute connected herewith shall be governed and construed in accordance with the laws of Wisconsin.

     SECTION 9.03  BINDING ARBITRATION.

          (a) To the extent that the parties are unable to resolve their disputes and controversies arising out of or relating to this Agreement or any of the other documents to be delivered hereunder, or the performance, breach, validity, interpretation or enforcement thereof, all such disputes or controversies will be resolved by binding arbitration in accordance with Title 9 of the U.S. Code (United States Arbitration Act) and the Commercial Arbitration Rules of the AAA (the "Rules"), and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

          (b) A party may initiate arbitration by sending written notice of its intention to arbitrate to the other party and to the AAA office located in Minneapolis, Minnesota (the "Arbitration Notice"). The Arbitration Notice will contain a description of the dispute and the remedy sought. The arbitration will be conducted at the offices of the AAA in Minneapolis, Minnesota before an independent and impartial arbitrator experienced in legal matters related to the nature of the dispute. The parties will jointly select the arbitrator, or if the parties are unable to agree upon an arbitrator, the arbitrator will be selected by the AAA. In no event may the demand for arbitration be made after the date when the institution of a legal or equitable proceeding based on such claim, dispute or other matter in question would be barred by Article VIII. If a dispute relates to
     Section 6.06, the parties agree to initiate the arbitration immediately and to request that the arbitrator reach a conclusion within three business days of commencement of the arbitration, unless the parties otherwise agree.

          (c) Except as otherwise specifically provided herein, the arbitration and any discovery conducted in connection therewith will be conducted in accordance with the Rules. The arbitrator's authority to make any award will be based on and limited by the laws of the State of Wisconsin and the terms and conditions of this Agreement. The arbitrator will deliver his decision in writing, together with a summary of the reasons for his decision, including citations to legal authority to the extent appropriate. The decision of the arbitrator will be final and binding on all parties and their successors and permitted assignees. A judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The parties intend that this agreement to arbitrate be irrevocable.

          (d) The arbitrator will be selected no later than 45 days after the date of the Arbitration Notice. The arbitration hearing will commence no later than three (3) months after the arbitrator is selected. The arbitrator will render his decision no later than 30 days after the close of the hearing, in accordance with AAA Rules.

          (e) The arbitrator's and the AAA's fees and costs will conform to the then current AAA fee schedule and initially will be borne equally by the parties. At the conclusion of the arbitration, the arbitrator will determine the allocation of the fees and costs of arbitration based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if Buyer submits a claim for $1,000, and if the Seller contests only $500 of the amount claimed by Buyer, and if the arbitrator ultimately resolves the dispute by awarding Buyer $300 of the $500 contested, then the costs and expenses of arbitration will be allocated 60% (i.e. 300 divided 500) to Seller and 40% (i.e. 200 divided by 500) to Buyer.

          (f) The parties agree that, notwithstanding anything to the contrary in this Section 9.03, any award made by the arbitrator will be consistent with the terms and conditions of this Agreement (including the terms and limitations set forth in Article VIII) and that any award will be restricted to a remedy that would be available to a party under this Agreement.

     SECTION 9.04 NOTICES. Any notice required or permitted hereunder shall be in writing and delivered in person, transmitted by telegram or facsimile or other communication device capable of creating a written record and acknowledges receipt, delivered by overnight express or sent by registered or certified mail, postage prepaid, addressed to the addresses given below, or when sent by facsimile to the numbers set forth below:

Seller:        CustomTracks Corporation
               One Galleria Tower
               13355 Noel Road, Suite 1555
               Dallas, TX  75240-6604
               FAX (972) 702-7054
               Attention:  Ronald A. Woessner

copy to:       Hughes & Luce, L.L.P.
               1717 Main Street, Suite 2800
               Dallas, TX  75201
               FAX (214) 939-6100
               Attention:  Kenneth G. Hawari

Buyer:         Johnson Controls, Inc.
               507 East Michigan Street
               P.O. Box 423
               Milwaukee, WI  53201
               Attention:  President - Controls
               FAX (414) 274-5088

copy to:       Jerome D. Okarma
               Vice President and General Counsel
               Johnson Controls, Inc. - Controls Group
               507 East Michigan Street
               P.O. Box 423
               Milwaukee, WI  53201
               FAX (414) 274-5088

All notices and other communications required or permitted under this Agreement that are addressed as provided in this Section 9.04 will, (i) if delivered personally or by overnight express, be deemed given upon delivery; (ii) if delivered by telefacsimile or similar facsimile transmission, be deemed given when electronically confirmed; provided that a written record of confirmation is sent via another mode provided for in this Section 9.04; and (iii) if sent by registered or certified mail, be deemed given when received. Any party from time-to-time may change its address for the purpose of notices to that party by giving a similar notice specifying a new address, but no such notice will be deemed to have been given until it is actually received by the party sought to be charged with the contents thereof.

     SECTION 9.05 SUCCESSORS AND ASSIGNS; BENEFIT. Neither party shall assign its rights or obligations hereunder without the prior consent of the other party, except that the rights of Buyer hereunder may be assigned without the consent of Seller, to any of Buyer's Affiliates. No such assignment shall release Buyer from any of its obligations hereunder. Any assignment made or attempted in violation of this Section shall be void and of no effect. This Agreement shall be binding on Seller and Buyer and their respective successors and assigns.

     SECTION 9.06 ENTIRE AGREEMENT; AMENDMENTS; WAIVER. This Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained herein, and supersedes all prior agreements, whether written or oral, that may exist between the parties relating to the subject matter hereof. No amendment, modification or waiver of this Agreement shall be binding or effective for any purpose unless it is made in a writing signed by the party against whom enforcement of such amendment, modification or waiver is sought. No course of dealing between the parties to this Agreement shall be deemed to modify, amend or discharge any provision or term of this Agreement. No delay by any party in the exercise of any of its rights or remedies shall operate as a waiver thereof, and no single or partial exercise by any party of any such right or remedy shall preclude the other or further exercise thereof. A waiver of any right or remedy on any one occasion shall not be construed as a bar to, or waiver of, any such right or remedy on any other such occasion.

     SECTION 9.07 CONSENTS; WAIVERS. Whenever this Agreement calls for a consent or approval, such consent or approval shall not be unreasonably withheld, delayed or conditioned. All consents, approval and waivers shall be in writing and shall be executed by an officer or other authorized agent.

     SECTION 9.08 PARTIAL INVALIDITY. Wherever possible, each provision shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

     SECTION 9.09 FINDER'S FEE. Buyer represents to Seller that it has neither paid nor become obligated to pay any fee or commission to any broker, finder, consultant or other intermediary for or on account of the transactions contemplated by this Agreement. Seller represents to Buyer that except for the Incentive Agreements, it has neither paid nor become obligated to pay any fee or commission to any broker, finder, consultant or other intermediary for or on account of the transactions contemplated by this Agreement.

     SECTION 9.10  COMPETITIVE ACTIVITIES.

          (a) Subject to clause (b) below, Seller agrees that, for a period of three (3) years from the Closing Date, neither Seller nor its Affiliates will, directly or indirectly, engage in any Competitive Activities. Competitive Activities means:

                   (i) engaging in or carrying on the Business, including owning or controlling any financial interests in any entity engaged in the Business;

                   (ii) consulting with, advising, or assisting in any way, whether or not for consideration, any corporation, partnership, firm, or other business organization (a "Company") with respect to the Business, including, advertising or otherwise endorsing the products or services of any such competitor, soliciting customers or otherwise serving as an intermediary for any such competitor, or loaning money or rendering any other form of financial assistance to or engaging in any form of business transaction on other than an arm's-length basis with any such competitor;

               (iii) soliciting to hire or engage, as employee, independent contractor or otherwise, any employee of Cardkey that was an employee of Cardkey on the Closing Date, except with the prior written consent of Buyer or by means of general advertising; or

               (iv) engaging in any practice, the purpose of which is to evade the provisions of this covenant not to compete.

          (b)  Notwithstanding the foregoing, Seller shall not be precluded from
     (i) entering into a Competitive Activity with respect to a Company partially engaged in the Business, provided that such activities do not generate more than fifteen percent (15%) of the revenues of such Company or provided that such Competitive Activity is not with respect to the Business activities of the Company, (ii) the ownership of not more than ten percent (10%) of any class of debt or equity securities of any Company engaged in the Business, or (iii) entering into any Competitive Activity with the express written consent of Buyer.

          (c) The parties agree that the geographic scope of this covenant not to compete shall extend worldwide. If a court of competent jurisdiction determines that the provisions of this covenant not to compete are excessively broad as to duration, geographical scope, or activity, it is expressly agreed that this covenant not to compete shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect. Any such overbroad provisions shall be deemed, without further action on the part of any person, to be modified, amended, or limited to the extent necessary to render them valid and enforceable.

     SECTION 9.11 KNOWLEDGE. Whenever a statement regarding the existence or absence of facts in this Agreement is qualified by a phrase such as "to Seller's knowledge," it is intended by the parties that the information to be attributed to Seller is information actually or constructively known to the officers of Seller or Cardkey set forth on Schedule 9.11. The person has constructive knowledge of those matters which the individual involved could reasonably be expected to have as a result of undertaking an investigation of such a scope and extent as a prudent person using reasonable business judgment in the same job or position would undertake concerning the particular subject matter.

     SECTION 9.12 NO THIRD-PARTY BENEFICIARY. Each of the provisions of this Agreement is for the sole and exclusive benefit of the parties and, to the extent provided in Article VIII, the Buyer Parties and the Seller Parties, and shall not be deemed for the benefit of any other person.

     SECTION 9.13 EXECUTION IN COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of the other parties hereto.


                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                 SELLER:

                                 CUSTOMTRACKS CORPORATION


                                 By: /s/ David P. Cook
                                    ------------------------------
                                 Name:   David P. Cook
                                      ----------------------------
                                 Title:  Chief Executive Officer
                                       ---------------------------


                                 BUYER:

                                 JOHNSON CONTROLS, INC.


                                 By: /s/ Stephen A. Roell
                                    ------------------------------
                                 Name:   Stephen A. Roell
                                      ----------------------------
                                 Title:  Senior Vice President
                                       ---------------------------

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